

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2022

Cory Fishman
President and Chief Executive Officer
Iterum Therapeutics PLC
200 South Wacker Dr., 31st Floor
Chicago, IL 60606

      Re: Iterum Therapeutics PLC
          Registration Statement on Form S-3
          Filed October 7, 2022
          File No. 333-267795

Dear Cory Fishman:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Daniel Crawford at 202-551-7767 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Brian Johnson, Esq.